Exhibit 4.3

MAMMA.COM INC.

AND

ZAQ INTERACTIVE SOLUTIONS INC.

AND

ZAQ INC.

ASSET PURCHASE AGREEMENT

NOVEMBER 27, 2002

ASSET PURCHASE AGREEMENT ENTERED INTO AT THE CITY OF MONTREAL, PROVINCE OF QUEBEC ON THE 27 DAY OF NOVEMBER, 2002

BY AND BETWEEN:

ZAQ INTERACTIVE SOLUTIONS INC., a corporation duly incorporated according to the laws of Canada, herein represented by Yves Simard, its duly authorized representative, as he so declares

(hereinafter referred to as "ZAQ")

AND:

ZAQ INC., a corporation duly incorporated according to the laws of Canada, herein represented by Yves Simard, its duly authorized representative, as he so declares

(hereinafter referred to as "ZAQ Parent")

AND:

MAMMA.COM INC., a corporation duly incorporated according to the laws of Canada, herein represented by Guy Fauré, its duly authorized representative, as he so declares

(hereinafter referred to as the "Purchaser")

WHEREAS ZAQ is carrying on a business known as the "FocusIn division" which recruits publishers that offer their advertising inventory in a revenue share model and sells on-line advertising space to clients and advertisers on the Internet;
WHEREAS ZAQ's principal business is the development, marketing and sale of a technology platform designed to give advertisers and their agencies the ability to maximize mass-direct relationship marketing activities through on-line media;
WHEREAS ZAQ Parent owns all of the Intellectual Property related to ZAQ's business known as the "FocusIn division" which it has licensed to ZAQ;
WHEREAS ZAQ Parent owns all of the goodwill related to ZAQ's business known as the "FocusIn division", including but not limited to the exclusive right to represent itself as carrying on the business known as the "FocusIn division";
WHEREAS the Purchaser carries on a related business operating as a provider of meta-search and on-line direct marketing services;

WHEREASthe Purchaser wishes to purchase, as a going concern, the Purchased Assets (as this term is herein after defined) from ZAQ and ZAQ Parent (hereinafter collectively referred to as the "Vendors") and the Vendors wish to sell, assign and transfer the Purchased Assets to the Purchaser, the whole upon the terms and conditions hereinafter set forth.

ARTICLE 1

INTERPRETATION

1.1     Defined Terms.

          Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following capitalized terms shall have the following meanings, respectively, unless the context otherwise requires:

(a)

"Accounts Receivable" means the accounts receivable of ZAQ relating to the FocusIn division generated on and after the Effective Date and set forth on Schedule 00 hereto and include amounts not yet billed for active campaigns and the work in progress relating to such campaigns which will be billed in December.

(b)	"Affiliate" has the meaning ascribed thereto in the Canada Business Corporations Act.
(c)

"Agreement" means this Asset Purchase Agreement and all instruments supplemental hereto or in amendment or confirmation hereof; "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Agreement and not to any particular Article, Section or other subdivision.

(d)	"Authorization" means, with respect to any person, any order, permit, approval, waiver, licence or similar authorization of any governmental entity having jurisdiction over the person.
(e)	"Capital Assets" means the equipment, machines, computers, servers, hardware, software, furniture, fixtures and other assets set forth on Schedule 1.1(e) hereto.
(f)	"Closing" means the completion of the transaction of purchase and sale contemplated in this Agreement.
(g)	"Consents" means the consents of a contracting party to the assignment of the Contracts if required by the terms of such Contracts.
(h)

"Contracts" means all agreements, understandings and commitments (whether written or oral) to which the FocusIn division of the Vendors is a party or by which the FocusIn division of the Vendors may be bound including (i) customer, supplier and member contracts set forth in Schedule 1.10 (ii) unfilled purchase orders (iii) forward commitments for services, supplies or materials entered into in the ordinary course and (iv) restrictive agreements and negative covenant agreements which the Vendors has with any of its employees, past or present.

(i)	"Effective Date" means November 1, 2002.
(j)	"Employees" means the employees of the Purchased Business who have accepted employment with the Purchaser commencing on the Effective Date.
(k)

"Financial Statements" means the internal financial statements of ZAQ relating to the Purchased Business as at its year ended December 31, 2001, consisting of a Balance Sheet, and one Statement of Loss & Deficit, as well as its internal statements for the ten month period ended October 31, 2002, a copy of which are annexed hereto as Schedule 1.10.

(l)	"GAAP" means, at any time, accounting principles generally accepted in Canada, at the relevant time applied on a consistent basis.
(m)

"Intellectual Property" means all industrial and intellectual property rights of the Vendors relating to the Purchased Business, including, without limitation, the technology, all patents, patent applications, patent rights, trademarks, trademark applications, trade names (including "FocusIn"), service marks, service mark applications, design marks, design mark applications copyrights, copyright registrations, source codes, research and development, know-how, trade secrets, technology, inventions, confidential information and all related documentation and material pertaining thereto.

(n)	"ITA" means the Income Tax Act (Canada).
(o)	"Parties" means the Vendors and the Purchaser.
(p)	"Permitted Liens" shall mean the security interests over the Purchased Assets set forth on Schedule 1.10 hereto.
(q)

"Purchased Business" means the business of the Vendors known as the FocusIn division, presently and previously carried on by the Vendors, consisting of the marketing and distribution of advertising space on the internet and includes the Intellectual Property relating to the Purchased Business.

(r)

"Taxes" means all amounts payable on account of income, corporate, capital, goods and services, excise, sales or any other type of taxes, governmental charges, levies, assessments or reassessments, including interest and penalties thereon.

1.2     Gender and Number.

          Any reference in this Agreement to gender includes all genders and words importing the singular number only shall include the plural and vice versa.

1.3     Headings, etc.

          The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4     Currency.

          All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian dollars.

1.5     Accounting Terms.

          All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

1.6     Incorporation of Schedules.

          The schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part hereof.

ARTICLE 2
PURCHASED ASSETS

2.1     Purchased Assets.

          Subject to the terms and conditions of this Agreement, the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendors on the Effective Date, as a going concern, the undertaking and all the rights, title and interest in and to the property and assets, whether immovable or movable, tangible or intangible, held for use or used in the Purchased Business (other than the Excluded Assets) of every kind and description, wheresoever situated (the "Purchased Assets"), including, without limitation:

(a)	the Intellectual Property;
(b)	the Capital Assets (hardware & software);
(c)	the Accounts Receivable;
(d)	the Contracts;
(e)	the full benefit of all third party rights and licenses used by the Vendors or necessary in the conduct of the Purchased Business, to the extent assignable;
(f)

all goodwill related to the Purchased Business, including but not limited to the exclusive right to the Purchaser to represent itself as carrying on the Purchased Business in continuation of and in succession to the Vendors.

2.2     Excluded Assets.

          The Purchased Assets shall not include any of:

(a)	the minute books and corporate records of the Vendors; and
(b)

the assets solely related to any other business carried on by the Vendors other than the Purchased Business including without limitation all of the assets of the Vendors related to the ZEGO business carried on by the Vendors;

(c)	Any accounts receivable related to the Purchased Business but not listed on Schedule 0;
(d)	Any cash on hand or in financial institutions or otherwise related to the Purchased Business;
(e)	Any tax credits or refunds to which the Vendors may be entitled related to the operation of the Purchased Business by the Vendors prior to the Effective Date.

2.3     Tax Elections.

          ZAQ Parent and the Purchaser shall jointly execute an election under Section 167 of the Excise Tax Act (Canada) and Section 75 of An Act Respecting the Quebec Sales Tax on the forms prescribed for such purposes along with any documentation necessary or desirable in order to effect the transfer of the Purchased Assets owned by ZAQ Parent without payment of any Goods and Services Tax or Quebec Sales Tax. ZAQ Parent and Purchaser shall file the election forms referred to above, along with any documentation necessary or desirable to give effect to such, with Revenue Canada and the Ministè re du Revenu du Québec, respectively, together with the Goods and Services Tax and Quebec Sales Tax returns for the reporting period in which the transactions contemplated herein are consummated. The parties acknowledge that the Purchased Assets herein transferred by ZAQ shall be subject to Goods and Services Tax and Quebec Sales Tax and have allocated the Purchase Price amongst the Purchased Assets in the manner indicated in Section 3.2 hereof.

ARTICLE 3
PURCHASE PRICE

3.1     Purchase Price and Payment.

          The aggregate purchase price (the "Purchase Price") payable by the Purchaser to the Vendors for all of the Purchased Assets shall be an amount equal to Two Million Twenty Thousand Dollars ($2,020,000), plus applicable taxes of $14,123.50 and subject to adjustment in the manner set forth below.

          The Purchase Price shall be paid by the Purchaser to the Vendors as follows:

(a)	a certified cheque payable to the Vendors in an amount of $1,248,299.40,
(b)	a certified cheque payable to the Caisse Populaire Desjardins de la Maison de Radio-Canada in an amount of $443,604.87;
(c)	a certified cheque payable to Louis Lessard Inc. in an amount of $242,219.18;
(d)

a certified cheque payable to Spiegel Sohmer in trust in the amount of $100,000 in order to cover certain liabilities which will be assumed by the Purchaser which amount should be held in trust until receipt of a joint notice from the Vendors and the Purchaser indicating how to release such funds.

          The Vendors shall remain responsible for and shall pay in a timely manner those accounts payable and liabilities of the Vendors and certain other liabilities related to the Employees, to the extent not being paid by the Purchaser in accordance with other provisions of this Agreement, which are set forth on Schedule 3.3, in the respective amounts sets forth on such Schedule;

          The Purchase Price shall be increased by an amount of Five Hundred Five Thousand Dollars ($505,000) plus applicable taxes less the amounts required, if any, to fix or reconfigure the Purchased Assets, any overdue accounts payable of the Vendors relating to the Purchased Business which arose prior to the Effective Date, and the cost of any equipment which the Purchaser is required to purchase should the Purchased Assets be insufficient to carry on the operations of the Purchased Business at a system operating level consistent with the system performance prior to the Closing (the "Increase"). To secure the Purchaser's potential obligation to pay such additional amount, the full amount of the Increase shall be deposited on Closing in trust with Spiegel Sohmer (the "Escrow Agent") to be held in an interest bearing account until the earlier of (i) sixty days following the Closing, namely January 27, 2003; or (ii) upon receipt of a written notice that Purchaser is satisfied with the condition and functionality of the Purchased Assets; (such period herein referred to as the "Escrow Period").

          Provided the Escrow Agent does not receive a notice from the Purchaser within the Escrow Period indicating its dissatisfaction with the condition of the Purchased Assets, then the Escrow Agent shall automatically release the funds then held in escrow plus the interest accrued thereon to the Vendors upon the expiry of the Escrow Period. Upon release of the funds by the Escrow Agent, the Purchaser shall forward its payment to ZAQ representing the remainder of the sales taxes owing on such amount, namely $75,876.25.

          Ten (10) working days after having sent a notice to the Vendors stating that the Purchaser intends to direct the Escrow Agent to return to it from the funds held in escrow and setting out the underlying reasons for such return and to the extent that the Vendors have not corrected the situation to the satisfaction of the Purchaser acting reasonably, it is understood that the Purchaser shall have the right to send a written notice to the Escrow Agent (with a copy to the Vendors) directing the Escrow Agent to return to the Purchaser the amount necessaryfrom the funds held in escrow in order to pay:

(i) any reasonable costs to fix or reconfigure the Purchased Assets;
(ii) any overdue accounts payable of the Vendors relating to the Purchased Business which arose prior to the Effective Date; and

(iii)   the cost of any equipment which the Purchaser is required to purchase should the Purchased Assets be insufficient to carry on the operations of the Purchased Business at a system operating level consistent with the system performance prior to the Closing as determined at the expiry of the Reconfiguration Period (as defined below).

          The parties acknowledge and agree that the Escrow Agent shall not be responsible for any loss unless its actions constitute gross negligence or an abuse of trust wilfully and intentionally committed.

     3.2     Allocation.

          The Vendors and the Purchaser agree to allocate the Purchase Price amongst the assets and between the Vendors as follows and to execute and file all tax returns and prepare all financial statements, returns and other instruments on the basis of such allocations:

(a)	for the Intellectual Property of the Purchased Business, the sum of $395,000;
(b)	for the goodwill of the Purchased Business, the sum of $1,075,000;
(c)	for the Brand name and access to publisher network the sum of $456,000;
(d)	for the Capital Assets, the sum of $49,000 plus GST and QST ($7,362.25); and
(e)	for the Customer List, the sum of $550,000 plus GST and QST ($82,637.50).

3.3     Non-Assumption of Liabilities.

          The Purchaser does not hereby assume nor agree to assume any liabilities or obligations of the Vendors whatsoever arising from the operations of the Purchased Business prior to the Effective Date including those listed on Schedule 3.3, of any nature or kind, known or unknown, accrued, actual, fixed or contingent. However, to the extent that the parties may agree that the Purchaser shall assume, pay and discharge certain specific liabilities of the Vendors relating to the Employees, then the amount of such liabilities shall be deducted from the cash payable to the Vendors at Closing and the Purchaser shall be responsible for such payment to the complete exoneration of the Vendors.

3.4     Adjustments.

          The Purchaser agrees that the Purchase Price shall be increased by an amount of $200,000 in the event that the gross sales of the Purchased Business for the calendar year terminating December 31, 2002 are at least $3,400,000. Such increase, if any, shall be paid on March 15, 2003.

          As the Effective Date of this transaction is November 1, 2002, the Vendors and the Purchaser shall adjust amongst themselves for such items as expenses, salaries & fringe benefits, bonuses, related to the Purchased Business which arose after the Effective Date but prior to Closing and are set forth in Schedule 3.4. Such adjustment, if any, shall be paid as soon as possible but no later than 10 days after the Closing.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDORS

4.1     Representations and Warranties of the Vendors.

          ZAQ and ZAQ Parent, solidarily represent and warrant as follows to Purchaser and acknowledge and confirm that the Purchaser is relying upon such representations and warranties in connection with the purchase by the Purchaser of the Purchased Assets:

(a)

Incorporation and Qualification. ZAQ and ZAQ Parent are companies incorporated, organized and existing under the laws of their respective jurisdictions of incorporation and have the corporate power to own and operate their respective property, carry on their business and enter into and perform their obligations under this Agreement.

(b)

Validity of Agreement. The execution, delivery and performance by the Vendors of this Agreement, have been duly authorized by all necessary corporate action on the part of the Vendors and do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with the terms or provisions of the constating documents or by-laws of either of the Vendors and will not result in the violation of any law.

(c)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of the Vendors, enforceable against the Vendors in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement and other similar laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)

No Other Agreements to Purchase. Except for the Purchaser's right under this Agreement, no person has any written or oral agreement, option understanding or commitment or any right or privilege capable of becoming such for the purchase or acquisition from either of the Vendors of any of the Purchased Assets.

(e)

Subsidiaries and Investments. The Vendors do not own, directly or indirectly, any equity or ownership or participation interest in any corporation, partnership, joint venture, legal person or other entity or enterprise involved in the Purchased Business.

(f)

No Consents. No consent, approval, or authorization of, or declaration, filing or registration with, any governmental or regulatory authorities, or any other person or entity whatsoever is required to be made or obtained for the valid execution, delivery and performance of this Agreement and the transactions and other agreements contemplated hereby.

(g)

No Breach. Neither the execution and delivery of this Agreement or any other agreement contemplated hereby by the Vendors nor the performance of the transactions contemplated hereby or thereby by the Vendors:

(i)	conflict with or contravene any of the terms and provisions of the constating documents or by-laws of either of the Vendors;
(ii)

conflict with, result in a breach of, constitute a default or an event of default (or an event that might, with the passage of time or the giving of notice or any of them, constitute a default or an event of default) under the terms of, or result in (or give any person or entity the right to cause) the termination of, or result in the loss of any right under any Contract;

(iii)

violate any law or regulation of Canada, the Province of Quebec or any other relevant jurisdiction, nor any municipal by law or ordinance governing the Vendors or the Purchased Assets, nor any judgment or order to which either of the Vendors is subject or by which his or its assets may be bound or affected;

(iv)	result in the creation or imposition of any lien, hypothec, mortgage, charge, security interest, adverse claim, encumbrance, limitation, restriction or demand whatsoever on the Purchased Assets.
(h)

Financial Books and Records. The financial books and records of the Vendors fairly, completely and correctly set out and disclose, in accordance with GAAP, the assets, liabilities, revenues, expenses and financial position of the Vendors with respect to the Purchased Business.

(i)

Financial Statements. The Financial Statements have been prepared from the books and records of the Vendors in accordance with GAAP applied on a basis consistent with those of previous years and present fairly:

(i)	the assets, liabilities, whether accrued, absolute, contingent or otherwise, and the financial condition of the Purchased Business as at the respective dates thereof; and
(ii)	the sales, earnings and results of the operations of the Purchased Business during the respective periods covered by the Financial Statements.
(j)

Tax Matters. The Vendors have duly and timely filed all tax returns and reports required to be filed by them in all applicable jurisdictions that are required to be filed by the Vendors on or before the Effective Date and have paid all Taxes due and payable by them on or before the Effective Date; all such tax returns properly reflect and do not in any respect understate the taxable income or liability for Taxes of the Vendors in the relevant fiscal or calendar year.

The Vendors withheld and will withhold from each payment made or to be made after the Effective Date to any of their officers, former officers, directors, former Directors, employees and former employees the amount of all Taxes, including but not limited to income tax, and other deductions required to be withheld therefrom and has remitted the same to the proper tax or other receiving officers within the time required under any applicable legislation.

Other than federal and provincial audits and assessments for the 2000 and 2001 fiscal years of the Vendors, no audits of any tax return nor reassessments of any Taxes by any governmental authority have occurred in the five (5) years prior to Closing, nor are any such audits pending nor, to the knowledge of the Vendors, threatened.

There are no actions, suits, proceedings, investigations or claims now pending or to the knowledge of the Vendors, threatened, against the Vendors in respect of Taxes, nor are there any outstanding reassessments or written inquiries from any governmental authority or any matters under audit, examination or discussion with any governmental authority relating to Taxes. No audits of any such tax return nor reassessments of any Taxes reflected thereon by any governmental authority have occurred in the five (5) years prior to Closing nor are any such audits pending nor, to the knowledge of the Vendors threatened.

(k)

Customers. The relationships of ZAQ with each of its customers and members of the Purchased Business are good commercial working relationships. During the twelve (12) month period preceding the Effective Date, no material customer or member has cancelled or otherwise terminated its relationship with ZAQ nor materially reduced its purchases, nor threatened to do any of the foregoing.

(l)

Accounts Receivable. The Accounts Receivable are valid and genuine and have arisen solely from bona fide sales and deliveries of goods and services in the ordinary course of business consistent with past practice. Such accounts receivable are not subject to valid defences, set-offs or counter-claims. Those Accounts Receivable not yet billed for the month of November have not been billed by either of the Vendors. Neither of the Vendors have received any prepayments or advances from any members or customers of the Purchased Business for goods or services not yet rendered and to the extent that the Vendors should receive any payments relating to the Accounts Receivable herein transferred to the Purchaser, such amounts shall be immediately remitted to the Purchaser.

(m)

Compliance with Law. The Vendors are conducting (and, within the past five (5) years, has conducted) its business in compliance with all applicable laws, ordinances, rules and regulations, including those of any administrative boards or agencies or other public authorities having jurisdiction, save and except for any non-compliance which does not have a material adverse effect on the Vendors or their respective operations, condition (financial or otherwise), assets or prospects.

(n)

Licenses. The Vendors own or hold all licenses, permits, approvals, consents, exemptions, authorizations and similar rights and privileges which are necessary or desirable to the ownership of their assets and the operation of the Purchased Business and a description of each is contained in the attached Schedule 4.10. The Vendors are in compliance with and have performed their obligations under all such licenses, permits, approvals, consents, exemptions, authorizations and similar rights and privileges.

(o)

Intellectual Property. All of the Intellectual Property is owned by the Vendors with good and valid title thereto. There are no royalties, fees or other payments payable by the Vendors to any person by reason of the ownership, use, licence, sale or disposition of products of the Intellectual Property. The manufacture, marketing, license, sale or use of any product presently licensed or sold or proposed to be licensed or sold will not infringe the intellectual property rights of any other party and no such infringement has been alleged. There is no pending or, to the knowledge of the Vendors, threatened claim or litigation contesting the validity, ownership, registration or right to use, sell or dispose of any of the Intellectual Property or any product currently sold or proposed to be sold by the Vendors, nor to the knowledge of the Vendors, is there any basis for any such claim, nor have the Vendors received any notice that the use, license or disposition of any of their products conflicts or will conflict with the intellectual property rights of any other party, nor is there, to the knowledge of the Vendors, any basis for any such assertion. The Vendors have taken all reasonable steps necessary to safeguard and maintain their proprietary rights in all Intellectual Property. The Vendors are not a party to any agreement which would prevent either of them from distributing or marketing their products anywhere in the world, free of restriction. To the knowledge of the Vendors, no person or entity is infringing upon nor has any person or entity misappropriated any Intellectual Property of the Vendors. The Vendors have never made or threatened any claim against any other person or entity alleging infringement of any of the Vendors' Intellectual Property.

(p)	Capital Assets. The Capital Assets are in good operating condition, ordinary wear and tear excepted, subject to normal repairs in the ordinary course of business.
(q)

Lease. Neither of the Vendors is a party to any lease or agreement in the nature of a lease of any property required for the operation of the Purchased Business, save and except for the lease of office space in Toronto and leases for bandwidths and hosting in Toronto and NewYork, true and complete copies of which leases have been delivered to Purchaser and portions of which will be subleased to the Purchaser on a temporary basis. Neither the Vendors, nor to the knowledge of the Vendors, any other party thereto, is in default under the terms of such leases (and no event has occurred which is, or following any grace period or required notice, would become such a default).

(r)

Employees. The Employees represent all material employees of the Purchased Business and descriptions of their job titles, full or part-time status, ages, start dates, current annual compensation, including bonuses, cars and other perquisites and benefit plans and notice, severance or termination obligations have been provided to the Purchaser. There are no existing or, to the knowledge of the Vendors, any threatened representation elections, labour strikes, labour disputes, grievances, complaints, arbitration or administrative proceedings, controversies or other labour troubles involving or affecting the Employees. All vacation pay, sick pay, bonuses, commissions, severance or termination benefits, sick leave or disability benefits and other emoluments or similar items through the Effective Date have been either paid to the Employees or set out in Schedule 3.3.

(s)

Title. Save and except for the Permitted Liens, the Vendors possess and have good and marketable title to the Purchased Assets, free and clear of any and all mortgages, hypothecs, liens (legal or contractual), pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising. With respect to the Purchased Assets and the Purchased Business, the Vendors are not party to any lease, conditional sales contract, capital lease, hire purchase agreement or other title retention agreement. The Purchased Assets constitute all of the assets which are necessary or advisable for the proper conduct of the Purchased Business, in its entirety.

(t)

Acquisition from Targetnet.com. Certain of the Purchased Assets were acquired by way of the enforcement of rights pursuant to Section 65 of the Personal Property Security Act (Ontario) ("PPSA") against Targetnet.com Inc. With respect to the exercise of this security, ZAQ and ZAQ Parent solidarily represent that:

(i)	No secured creditor had a prior security interest in the collateral acquired from Targetnet.com inc. and now forming part of the Purchased Assets;
(ii)

The notice sent pursuant to Section 65 of the PPSA dated September 7, 2001 was forwarded on such date to all parties required pursuant to the PPSA including the secured creditors which were listed on the schedule to the notice;

(iii)	The time period set forth in Section 65(6) of the PPSA expired on October 17, 2001;
(iv)	Within such time period, no written objections were received by either of the Vendors with respect to the notice.
(u)

Litigation. There are no actions, suits or proceedings (legal or arbitral, civil or criminal or administrative) or governmental proceedings or investigations, whether or not purportedly on behalf of the Vendors, outstanding, pending or threatened against either of the Vendors or any of their properties or assets or any of their officers, directors, agents, representatives or employees with respect to which the Vendors or the Purchaser may be affected, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. The Vendors are not aware of any existing facts or circumstances which could reasonably form the basis upon which any such action, suit, proceedings or investigations might be commenced with any reasonable likelihood of success. The Vendors have not been a party to any other action, proceeding, suit or investigation during the past five (5) years. There is presently no outstanding judgement, decree or order of any governmental authority against or affecting the Vendors or any of their properties or assets, or any of the transactions contemplated by this Agreement or any other agreement contemplated hereby. The Vendors do not have pending any action, proceeding, investigation or suit against any third party.

(v)

Agreements and Contracts. The Vendors are not a party to any contract of any nature or kind whatsoever with respect to the Purchased Assets or the Purchased Business, except for the agreements disclosed on any Schedule to this Agreement; and the Vendors are not in default or breach in any material respects of any contracts, agreements, indentures or other instruments, written or oral, to which it is a party with respect to the Purchased Assets or the Purchased Business except for payments to members of the FocusIn network which are late but shall be paid within 2 days of the Closing. There exists no state of facts which after notice or lapse of time or both would constitute such a default or breach, and all such contracts, agreements, indentures or other instruments are now in good standing and full force and effect and the Vendors are entitled to all benefits thereunder.

(w)

Full Disclosure. Neither this Agreement nor any certificate or other document delivered to the Purchaser pursuant to the transactions contemplated hereby contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements made, in light of the circumstances in which they are made, not misleading.

The Vendors have no information or knowledge of any relevant fact which has not been disclosed to the Purchaser which, if known to him or it, might reasonably be expected to deter the Purchaser from completing the transaction of purchase and sale herein contemplated.

4.2     Residence of the Vendors

          Neither of the Vendors is a non-resident of Canada within the meaning of the ITA.

ARTICLE 5
CONDITIONS OF CLOSING

5.1     Conditions for the Benefit of the Purchaser.

          The purchase and sale of the Purchased Assets is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Deliveries. The Vendors shall deliver or cause to be delivered to Purchaser the following in form and substance satisfactory to Purchaser, acting reasonably:
(i)	certified copies of all resolutions of the shareholders and the boards of directors of the Vendors approving the entering into and completion of the transactions contemplated by this Agreement;
(ii)	certificates of status, compliance, good standing or like certificate with respect to each of the Vendors issued by appropriate government officials of its respective jurisdiction of incorporation;
(iii)	a legal opinion issued by counsel to the Vendors.
(b)

No Legal Action. No action or proceeding shall be pending or threatened by any person in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Purchaser to conduct the Purchased Business after Closing on substantially the same basis as heretofore operated.

(c)	Consents. All Consents and Authorizations necessary or desirable for the good and valid transfer of the Purchased Business and the Purchased Assets to the Purchases shall have been obtained.
(d)

Publisher Tags. All publisher tags that enable the distribution of advertising programs for the Purchased Business must be transferred to Purchaser by way of a transfer of the domains listed in Schedule 1.1(e) to the Purchaser.

(e)

Sub-leases. The Vendors and the Purchaser shall have negotiated and signed co-tenancy agreements terminable on thirty (30) days notice for (i) office space in Toronto; (ii) hosting of equipment in Toronto and New York; and (iii) bandwidth for providers in Toronto and New York.

(f)	Software Licenses. Purchaser shall have received proof that all software licenses used by the Purchased Business are up to date and fully paid.
(g)

Removal of Trade Name. The Vendors, concurrently with the execution of this Agreement, shall file the necessary forms with the Inspector General of Financial Institutions to remove the trade name which contain the words "FocusIn" or anything similar thereto or confusing therewith.

ARTICLE 6
COVENANTS POST-CLOSING

6.1     Covenants for the Benefit of the Purchaser.

          The Vendors have agreed to undertake the following covenants after the completion of the transactions contemplated herein:

(a)

ZAQ shall carry out a reconfiguration of the Purchased Assets, at its own cost and expense, during the period that is 45 days following the Closing (the "Reconfiguration Period") to ensure that the Purchased Assets are sufficient to carry on the operation of the Purchased Business and to remove any operations, information, data, space or references to the other businesses carried on by ZAQ. ZAQ shall respect the terms of the technology transfer detailed in Schedule 6.1(a). ZAQ shall reimburse Purchaser for the cost of any bandwidth that is used by ZAQ with respect to the Purchased Assets during the Reconfiguration Period.

(b)

ZAQ shall train and provide technical support to employees of the Purchaser in order for them to carry out the operations of the Purchased Business, the whole as detailed in the attached Training and Support Plan entitled Schedule 6.1(b), and support the hardware and software environments at no extra cost to the Purchaser.

(c)

All accounts payable relating to the Purchased Business prior to the Effective Date shall be paid promptly and any payables or accrued liabilities over 45 days should be reviewed and discussed with the Purchaser.

(d)

A list of all unpaid accounts receivable relating to the Purchased Business which arose prior to the Effective Date shall be sent to the Purchaser every thirty (30) days until payment for such accounts has been received by ZAQ.

(e)

The Vendors shall pay all overdue amounts owing to the members of the FocusIn network within two (2) days of Closing and undertake to pay amounts owing to such members for the month of October no later than December 10, 2002.

(f)	The Vendors shall immediately remit to the Purchaser any amounts collected and related to accounts receivable arising from activities after the Effective Date.
(g)	The Vendors shall redirect all of the Employees email to email addresses to be supplied by Purchaser which shall end in "@mamma.com".

6.2     Covenants for the Benefit of the Vendors.

          The Purchaser has agreed to undertake the following covenants after the completion of the transactions contemplated herein:

(a)

The Purchaser will immediately remit to the Vendors any amounts collected and related to accounts receivable arising from activities prior to the Effective Date and will lend assistance, to the extent necessary, in order to help the Vendors collect their accounts receivable relating to the Purchased Business.

(b)

The Purchaser will make the Contracts available to the Vendors' auditors to the extent that they require same for their audit procedures in order to complete the annual audit of the Vendors' financial statements for the fiscal year 2002.

(c)

During the Reconfiguration Period, the Purchaser will operate the equipment and system according to the Vendors instructions, it being understood that the Vendors shall not be held responsible nor liable for any and all claims, demands, losses, liabilities, damages, causes of action, proceedings, judgments, recoveries, deficiences, costs or expenses resulting from the negligence of the Purchaser.

(d)

Purchaser shall redirect the Vendors' traffic related to its other businesses that may arrive through the adpulse.ads.targetnet.com url for a period of four months in order to allow the Vendors the appropriate time to transfer its member information for its other businesses. However, Vendors shall reimburse Purchaser for the cost of any bandwidth that is used by them during such time as a result of such traffic.

6.3     Confidentiality

          Each of the Vendors acknowledges and agrees that the confidential information relating to the Purchased Business is extremely valuable and must be kept confidential to protect the legitimate business interests of the Purchaser. As such, unless otherwise required by law or expressly authorized in writing by the Purchaser, neither of the Vendors may directly or indirectly, in any capacity whatsoever, divulge, disclose or communicate to any person, entity, firm or any other third party, or utilize for its personal benefit or for the benefit of any other, any confidential information relating to the Purchased Business.

6.4     Non-competition and Non-solicitation Covenants

          Each of the Vendors agree that for a period of five (5) years following the date hereof, it shall not, on its own behalf or on behalf of another, either alone or in combination with others, directly or indirectly, in any capacity whatsoever:

(a)	Engage anywhere in Canada and the United States (hereinafter the "Territory") in the Purchased Business as conducted at such time;
(b)

Have any ownership or equity interest in any business, firm, corporation, joint venture, partnership or other entity engaged in any aspect of the Purchased Business in the Territory except for the ownership of 5% or less of the shares of a public company;

(c)

Render services to, be employed by, consult with, assist, represent or act as agent for any person or entity which is engaged in any aspect of the Purchased Business in the Territory except if such services are not related to the Purchased Business;

(d)

Solicit or assist any third party to solicit any of the Employees to become an officer, director, employee, consultant or agent of the Vendors or any third party, or otherwise entice away from the employment of the Purchaser any of its employees;

(e)

Solicit, divert, take away or accept, or attempt to solicit, divert, take away or accept, from the Purchaser any Purchased Business or otherwise solicit or accept business from any of the customers of the Purchased Business for purposes which are competitive with the Purchased Business;

(f)	Fund in any manner, or lend credit or money or any other assets or services to, any person or entity engaged in any aspect of the Purchased Business in the Territory; or
(g)

Assist in any manner, financial or otherwise, any person or entity to establish a new business engaged in, or expand an existing business into engaging in, any aspect of the Purchased Business anywhere in the Territory.

6.5     Miscellaneous

          In the event that a Court of competent jurisdiction should determine that the provisions of Section 6.4 are broader than necessary to adequately protect the interests of the Purchaser, then it is the intention of the parties that such provisions be read down to such scope as the Court should determine, such that the Vendors remain bound thereby.

          In the event that either of the Vendors breaches any of the terms contained in Sections 6.3 and 6.4, the parties acknowledge that said breach will result in immediate and irreparable harm to the business and goodwill of the Purchaser and that damages, if any, and remedies at law for such breach would be inadequate. In addition to any and all such remedies available to the Purchaser, the Purchaser shall therefore be entitled to apply for and receive from any court of competent jurisdiction an injunction to restrain any violation of this Article and for such further relief as the court may deem just and proper.

ARTICLE 7
INDEMNIFICATION

7.1     The Vendors (collectively, the "Indemnifying Party") solidarily covenant and agree to defend, indemnify and save harmless the Purchaser and its directors, officers and shareholders (collectively, the "Indemnified Parties") of and from any and all claims, demands, losses, liabilities, damages, causes of action, proceedings, judgements, recoveries, deficiencies, costs and expenses (including, without limitation, interest, penalties and reasonable fees and disbursements of attorneys and other professionals and amounts paid for investigation and defence or in settlement) (collectively the "Losses") arising out of, under or pursuant to:

(a)

All debts, liabilities, obligations, contracts or engagements whatsoever related to the Purchased Business, including any liabilities for Taxes, of the Vendors, whether due or to become due, existing at the Closing or arising out of any matter, cause, act, omission, event, condition or thing existing at or occurring prior to the Closing, other than the Assumed Liabilities;

(b)

All contingent liabilities relating to the conduct of the Purchased Business by the Vendors prior to the Effective Date or from the Effective Date to Closing to the extent that same arose outside of the ordinary course of business and were not disclosed in this Agreement or a Schedule hereto;

(c)

Any breach, falsity or inaccuracy of any representation or warranty of the Vendors set forth herein or in any agreement, document, certificate or writing provided to the Purchaser in connection with the transactions contemplated hereby; and

(d)

Any failure by the Vendors to fulfil or perform any covenant, undertaking or obligation contained in this Agreement or any agreement, document, certificate or writing provided to the Purchaser in connection with the transactions contemplated hereby.

7.2     Subject to the remaining provisions of this Article, the Indemnifying Party shall satisfy any claim for indemnity by an Indemnified Party within ten (10) days following notification of such claim by the Indemnified Party. Without restricting its right to any other remedy, each Indemnified Party shall be entitled to offset any amounts due or to become due it against any amounts owing to the Vendors pursuant to this Agreement or otherwise.

7.3     If a claim for indemnity by an Indemnified Party hereunder relates to a claim or demand asserted by any third party, then the Vendors shall have the right at their sole and only expense to dispute and contest in the name of the Purchaser such third party claim provided, however, that (i) the Vendors unconditionally acknowledge their liability to indemnify the Indemnified Parties with respect thereto, (ii) the third party claim does not seek injunctive or other relief other than monetary damages against the Purchaser; (iii) the Vendors shall act diligently and without delay and (iv) counsel selected by the Indemnifying Party is satisfactory to the Indemnified Parties, in their sole discretion. The Purchaser will fully cooperate with the Vendors and their counsel in any proceedings with respect to any such claims. In the event that the Indemnifying Party declines or otherwise fails to conduct any negotiation, defence, contestation or other proceeding, then the Indemnified Parties shall control the conduct thereof and the Indemnifying Party shall fully cooperate with the Indemnified Parties and their counsel in the conduct thereof.

7.4     Notwithstanding the foregoing, the maximum aggregate amount an Indemnifying Party may be called upon to indemnify for Losses shall be equal to the Purchase Price, except where the Losses arise from fraud or intentional misrepresentation in which case the obligations of the Indemnifying Party to indemnify shall be unlimited.

ARTICLE 8
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.1     All of the representations, covenants and warranties of the Vendors contained in this Agreement or in any other document, agreement or certificate delivered pursuant to this Agreement or the transactions contemplated hereby, shall survive the execution of this Agreement and continue in full force and effect for the following periods, save and except in the event of fraud or intentional misrepresentation, in which case the survival period shall not be limited:

(a)	With respect to tax matters, the period ending ninety (90) days after the date upon which the right of any taxation authority to assess or reassess for any Taxes expires; and
(b)	With respect to all other matters, a period of two (2) years following the Effective Date.

ARTICLE 9
MISCELLANEOUS

9.1     Notices.

          Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a)

to Purchaser at:

388 St Jacques Street West
9th floor
Montreal, Quebec
H2Y 1S1
Attention:      Guy Fauré
Telephone:     (514) 908-4346
Facsimile:      (514) 844-3532

with a copy to Spiegel Sohmer:

5 Place Ville-Marie
Suite 1203
Montreal, Quebec H3B 2G2

Attention:      Alwynn Gillett
Telephone:     (514) 875-2100
Facsimile:      (514) 875-8237

(b)

to the Vendors:
297 St-Paul Street West
Montreal, Quebec
H2Y 2A5

Attention:      Yves Simard
Telephone:     514-282-7073
Facsimile:      514-282-8011
With a copy to Brouillette Charpentier Fortin at:

1100 René-Lévesque Blvd. West
Suite 2500
Montreal, Quebec H3B 5C9

Attention:      Patrice Picard
Telephone:     (514) 397-8500
Facsimile:      (514) 397-8515

          Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next business day, or (ii) if transmitted by facsimile or similar means of recorded communication on the business day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

9.2     Expenses.

          All costs and expenses (including the fees and disbursements of legal counsel, investment advisers, accountants, brokers, finders, agents and consultants) incurred in connection with this Agreement and the transactions contemplated therein shall be paid by the party incurring such costs and expenses.

9.3     Announcements

          With the prior consent of the other party, any party may issue a publicity release or other announcement concerning this Agreement and the transactions contemplated hereunder. Such announcements will not violate any confidentiality obligations which may exist between the parties.

9.4     Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties hereto.

9.5     Waiver.

          No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure on the part of the Vendors or the Purchaser to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

9.6     Entire Agreement.

          This Agreement, together with the other agreements and documents to be delivered pursuant hereto, constitutes the entire agreement between the parties with respect to the transactions contemplated herein and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. Each party shall execute and deliver after the Closing such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to inform customers, members and suppliers of the present transaction and to consummate or implement the transactions contemplated hereby or to evidence such events or matters.

9.7     Successors and Assigns.

          This Agreement shall be binding upon and enure to the benefit of the Vendors and the Purchaser and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by the Vendors or the Purchaser without the prior written consent of the other.

9.8     Inconsistency.

          This Agreement shall override the Schedules annexed hereto to the extent of any inconsistency.

9.9     Severability.

          If any provision of this Agreement shall be determined or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

9.10     Governing law.

          This Agreement shall be governed by and interpreted and enforced in accordance with the laws of Quebec.

9.11     Language.

          The Parties hereto confirm that it is their wish that this Agreement as well as other documents relating hereto have been and shall be drawn up in English only. Les parties aux présentes confirment leur volonté que cette convention de même que tous les documents s'y rattachant soient rédigés en anglais seulement.

9.12     Counterparts.

          This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

          IN WITNESS WHEREOF the parties have executed this Asset Purchase Agreement.

ZAQ INTERACTIVE SOLUTIONS INC. Per: s/s Yves Simard Yves Simard
ZAQ INC. Per: s/s Yves Simard Yves Simard
MAMMA.COM INC. Per: s/s Guy Fauré Guy Fauré